June 14, 2019

Mark C. Jensen
Chief Executive Officer
American Resources Corp
9002 Technology Lane
Fishers, Indiana 46038

       Re: American Resources Corp
           PRE 14C
           Filed June 5, 2019
           File No.001-38816

Dear Mr. Jensen:

       We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

Schedule 14C filed June 5, 2019

Action by Written Consent, page 2

1. Please revise to state the title and amount of the securities to be authorized or issued, as required by Item 11 of Schedule 14A of Regulation 14A, or otherwise advise.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Staff Attorney, Greg Dundas at 202-551-3436 or Legal Branch Chief,
Celeste Murphy at 202-551-3257 with any other questions.



                                                              Sincerely,
 Mark C. Jensen
American Resources Corp
June 14, 2019
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FirstName LastNameMark C. Jensen
Comapany NameAmerican Resources Corp
                                       Division of Corporation Finance
June 14, 2019 Page 2                   Office of Telecommunications
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